Term sheet
To prospectus dated November 21, 2008,
prospectus supplement dated November 21, 2008 and
product supplement no. 32-A-II dated May 17, 2010

Term sheet to
Product Supplement No. 32-A-II
Registration Statement No. 333-155535
Dated May 17, 2010; Rule 433

JPMORGAN CHASE & CO.

Structured Investments

JPMorgan Chase & Co.
$
Principal Protected Notes Linked to a Weighted Basket Consisting of the S&P 500® Index, the iShares® Barclays TIPS Bond Fund, the SPDR® Gold Trust, the iShares® MSCI EAFE Index Fund and the iShares® MSCI Emerging Markets Index Fund due June 9, 2015

General

- Senior unsecured obligations of JPMorgan Chase & Co. maturing June 9, 2015.*
- Cash payment at maturity of principal plus the Additional Amount, as described below.
- The notes are designed for investors who seek exposure to 125% to 140% of any appreciation of a weighted basket consisting of an equity index, a bond fund, two equity funds and a commodity fund over the term of the notes. The actual participation rate will be determined on the pricing date and will not be less than 125% or greater than 140%. Investors should be willing to forgo interest and dividend payments while seeking full principal protection at maturity. **Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- Minimum denominations of $1,000 and integral multiples thereof.
- The notes are expected to price on or about June 4, 2010 and are expected to settle on or about June 9, 2010.

Key Terms

Basket:	The notes are linked to a weighted basket consisting of the S&P 500® Index (“SPX”) (the “Basket Index”), the iShares® Barclays TIPS Bond Fund (“TIP”) (the “Bond Fund”), the SPDR® Gold Trust (“GLD”) (the “Commodity Fund”), the iShares® MSCI EAFE Index Fund (“EFA”) (an “Equity Fund”) and the iShares® MSCI Emerging Markets Index Fund (“EEM”) (an “Equity Fund,” and together with the EFA, the “Equity Funds”). The Bond Fund, Commodity Fund and Equity Funds are each referred to as a “Basket Fund,” and collectively, the “Basket Funds”. The Basket Index and the Basket Funds are each referred to as a “Basket Component,” and collectively, the “Basket Components.”
Component Weightings:	The SPX Weighting is 50%, the TIP Weighting is 25%, the GLD Weighting is 10%, the EFA Weighting is 10% and the EEM Weighting is 5% (each a “Component Weighting,” and collectively, the “Component Weightings”).
Payment at Maturity:	At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount, which may be zero.
Additional Amount:	The Additional Amount per $1,000 principal amount note paid at maturity will equal $1,000 × the Basket Return × the Participation Rate; *provided* that the Additional Amount will not be less than zero.
Participation Rate:	125% to 140%. The actual Participation Rate will be determined on the pricing date and will not be less than 125% or greater than 140%.
Basket Return:	$\frac{\text{Ending Basket Level} - \text{Starting Basket Level}}{\text{Starting Basket Level}}$
Starting Basket Level:	Set equal to 100 on the pricing date, which is expected to be on or about June 4, 2010.
Ending Basket Level:	The arithmetic average of the Basket Closing Levels on the five Averaging Dates.
Basket Closing Level:	The Basket Closing Level on any trading day will be calculated as follows: 100 × [1 + (SPX Return × SPX Weighting) + (TIP Return × TIP Weighting) + (GLD Return × GLD Weighting) + (EFA Return × EFA Weighting) + (EEM Return × EEM Weighting)] Each of the SPX Return, the TIP Return, the GLD Return, the EFA Return and the EEM Return reflects the performance of the relevant Basket Component, expressed as a percentage, from the relevant Basket Component closing level or closing price, on the pricing date, divided by the applicable Share Adjustment Factor, to its closing level or closing price on such trading day. For additional information, see “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 32-A-II.
Share Adjustment Factor:	With respect to the Basket Funds, 1.0 on the pricing date and subject to adjustment under certain circumstances. See “Description of Notes – Payment at Maturity” and “General Terms of Notes – Anti-Dilution Adjustments” in the accompanying product supplement no. 32-A-II for further information about these adjustments.
Averaging Dates:	June 6, 2011,* June 4, 2012,* June 4, 2013,* June 4, 2014* and June 4, 2015* (the final Averaging Date)
Maturity Date:	June 9, 2015*
CUSIP:	48124ARD1

* Subject to postponement in the event of a market disruption event as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 32-A-II.

Investing in the Principal Protected Notes involves a number of risks. See “Risk Factors” beginning on page PS-11 of the accompanying product supplement no. 32-A-II and “Selected Risk Considerations” beginning on page TS-2 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement no. 32-A-II and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the SEC nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet, the accompanying product supplement no. 32-A-II or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$	$	$
Total	$	$	$

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2) If the notes priced today, J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $30.00 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize, some of which may be allowed to other unaffiliated dealers, for assuming risks inherent in hedging our obligations under the notes. The actual commission received by JPMSI may be more or less than $30.00 and will depend on market conditions on the pricing date. In no event will the commission received by JPMSI exceed $40.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-128 of the accompanying product supplement no. 32-A-II.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

May 17, 2010

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 32-A-II dated May 17, 2010. **This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 32-A-II, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC's website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC's website):

- Product supplement no. 32-A-II dated May 17, 2010:
  http://www.sec.gov/Archives/edgar/data/19617/000089109210002020/e38794_424b2.pdf
- Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf
- Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC's website is 19617. As used in this term sheet, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

Selected Purchase Considerations

- **PRESERVATION OF CAPITAL AT MATURITY** — You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity, regardless of the performance of the Basket. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **APPRECIATION POTENTIAL** — At maturity, in addition to your principal, for each $1,000 principal amount note you will receive a payment equal to $1,000 × the Basket Return × the Participation Rate,[†] *provided* that this payment (the Additional Amount) will not be less than zero.
  [†] The Participation Rate will be determined on the pricing date and will not be less than 125% or greater than 140%.

- **DIVERSIFICATION OF THE BASKET COMPONENTS** — Because the S&P 500® Index makes up 50% of the Basket, we expect that generally the market value of your notes and your payment at maturity will depend significantly on the performance of the S&P 500® Index.

  The return on the notes is linked to a weighted basket consisting of the S&P 500® Index, the iShares® Barclays TIPS Bond Fund, the SPDR®Gold Trust, the iShares® MSCI EAFE Index Fund and the iShares®MSCI Emerging Markets Index Fund. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. The iShares® Barclays TIPS Bond Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of The Barclays Capital U.S. Treasury Inflation Protected Securities (TIPS) Index (Series-L), which we refer to as the iShares® Barclays TIPS Bond Fund Underlying Index. Inflation-protected public obligations of the U.S. Treasury, commonly known as "TIPS," are securities issued by the U.S. Treasury that are designed to provide inflation protection to investors. The SPDR®Gold Trust seeks to reflect the performance of the price of gold bullion before expenses. The iShares® MSCI EAFE Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in the European, Australasian (Australian and Asian), and Far Eastern markets, as measured by the MSCI EAFE®Index, which we refer to as the iShares® MSCI EAFE Index Fund Underlying Index. The iShares®MSCI Emerging Markets Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in emerging markets as measured by the MSCI Emerging Markets Index, which we refer to as the iShares®MSCI Emerging Markets Index Fund Underlying Index. We refer to each of the iShares® MSCI EAFE Index Fund Underlying Index, the iShares®MSCI Emerging Markets Index Fund Underlying Index and the iShares® Barclays TIPS Bond Fund Underlying Index as the "Underlying Indices." For additional information about each Basket Component, see the information set forth under "The S&P 500® Index," "The iShares® Barclays TIPS Bond Fund," "The SPDR® Gold Trust," "The iShares® MSCI EAFE Index Fund" and "The iShares®MSCI Emerging Markets Index Fund" in the accompanying product supplement no. 32-A-II.

- **TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 32-A-II. Subject to the limitations described therein, in the opinion of our special tax counsel, Sidley Austin LLP, the notes will be treated for U.S. federal income tax purposes as "contingent payment debt instruments." You will generally be required to recognize interest income in each year at the "comparable yield," as determined by us, although we will not make any payments with respect to the notes until maturity. Interest included in income will increase your basis in the notes. Generally, amounts received at maturity or earlier sale or disposition in excess of your basis will be treated as additional interest income while any loss will be treated as an ordinary loss to the extent of all previous interest inclusions with respect to the notes, which will be deductible against other income (*e.g.*, employment and interest income), with the balance treated as capital loss, the deductibility of which may be subject to limitations. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes, including the treatment of the difference, if any, between their basis in the notes and the notes' adjusted issue price.

  Subject to certain assumptions and representations received from us, the discussion in this section entitled "Taxed as Contingent Payment Debt Instruments", when read in combination with the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement, constitutes the full opinion of Sidley Austin LLP regarding the material U.S. federal income tax treatment of owning and disposing of the notes.

- **COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE** — We will determine the comparable yield for the notes and will provide that comparable yield, and the related projected payment schedule, in the pricing supplement for the notes, which we will file with the SEC. If the notes had priced on May 14, 2010 and we had determined the comparable yield on that date, it would have been an annual rate of 3.72%, compounded semi-annually. The actual comparable yield that we will determine for the notes may be more or less than 3.72% and will depend upon a variety of factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities. **Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount that we will pay on the notes.**

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in any of the Basket Funds or any of the component equity securities of the Basket Index or the securities held by the Basket Funds. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 32-A-II dated May 17, 2010.

- **MARKET RISK** — The return on the notes at maturity is linked to the performance of the Basket, and will depend on whether, and the extent to which, the Basket Return is positive. YOU WILL RECEIVE NO MORE THAN THE FULL PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE BASKET RETURN IS ZERO OR NEGATIVE.

- **THE NOTES MIGHT NOT PAY MORE THAN THE PRINCIPAL AMOUNT** — You may receive a lower payment at maturity than you would have received if you had invested directly in any of the Basket Funds or any of the component equity securities of the Basket Index or the securities held by the Basket Funds or in the securities composing the Basket Components or contracts related to the Basket Components. If the Ending Basket Level does not exceed the Starting Basket Level, the Additional Amount will be zero. This will be true even if the value of the Basket was higher than the Starting Basket Level at some time during the term of the notes but later falls below the Starting Basket Level on an Averaging Date.

- **CREDIT RISK OF JPMORGAN CHASE & CO.** — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Payment on the notes is dependent on JPMorgan Chase & Co.'s ability to pay the amount due on the notes at maturity, and therefore your payment on the notes is subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Basket Components.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **THE ANNUAL AVERAGING CONVENTION USED TO CALCULATE THE ENDING BASKET LEVEL COULD LIMIT RETURNS** — Your investment in the notes may not perform as well as an investment in an instrument whose return is based solely on the performance of the Basket. Your ability to participate in the appreciation of the Basket may be limited by reference to the annual averaging used to calculate the Ending Basket Level, especially if there is a significant increase in the level of the Basket during the latter portion of the term of the notes or if there is significant volatility in the Basket closing level during the term of the notes. Accordingly, you may not receive the benefit of the full appreciation of the Basket between each of the Averaging Dates or between the pricing date and the final Averaging Date.

- **CHANGES IN THE LEVELS OR PRICES, AS APPLICABLE, OF THE BASKET COMPONENTS MAY OFFSET EACH OTHER** — Movements in the level or price, as applicable, of the Basket Components may not correlate with each other. At a time when the level or price, as applicable, of one or more of the Basket Components increases, the level or price, as applicable, of the other Basket Components may not increase as much or may even decline. Therefore, in calculating the Basket Return, increases in the level or price, as applicable, of one or more of the Basket Components may be moderated, or more than offset, by lesser increases or declines in the level of the other Basket Components.

- **WE ARE CURRENTLY ONE OF THE COMPANIES THAT MAKE UP THE S&P 500® INDEX** — We are currently one of the companies that make up the S&P 500® Index. To our knowledge, we are not currently affiliated with any other issuers the equity securities of which are included in the S&P 500® Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the S&P 500® Index or the notes.

- **SOME OF THE BASKET COMPONENTS, AND THUS THE NOTES THEMSELVES, ARE SUBJECT TO CURRENCY EXCHANGE RISK** — Because the prices of most of the equity securities held by the Equity Funds are converted into U.S. dollars for purposes of calculating the net asset value of such Equity Funds, your notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the equity securities held by such Equity Funds trade. Your net exposure will depend on the extent to which such currencies strengthen or weaken against the U.S. dollar and the relative weight of the equity securities held by the relevant Equity Fund denominated in each such currency. If, taking into account such weighting, the U.S. dollar strengthens against such currencies, the value of the relevant Equity Fund or Equity Funds will be adversely affected and the payment at maturity of the notes may be reduced.

- **DIFFERENCES BETWEEN BASKET FUNDS AND THEIR UNDERLYING INDICES** — iShares® MSCI EAFE Index Fund, iShares®MSCI Emerging Markets Index Fund and iShares® Barclays TIPS Bond Fund do not fully replicate their respective Underlying Index. iShares® MSCI EAFE Index Fund, iShares®MSCI Emerging Markets Index Fund and iShares® Barclays TIPS Bond Fund may hold securities not included in their respective Underlying Index and will reflect additional transaction costs and fees that are not included in the calculation of their respective Underlying Index. In addition, corporate actions with respect to the sample of equity securities (such as mergers and spin-offs) may impact the variance between iShares® MSCI EAFE Index

Fund and iShares®MSCI Emerging Markets Index Fund and their respective Underlying Index. For these reasons, the performance of the iShares® MSCI EAFE Index Fund, iShares®MSCI Emerging Markets Index Fund and iShares® Barclays TIPS Bond Fund may not correlate with the performance of their respective Underlying Index.

- **THERE ARE RISKS ASSOCIATED WITH EACH BASKET FUND** — Although shares of the Basket Funds are listed for trading on the NYSE Arca, Inc. and a number of similar products have been traded on various national securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of each Basket Fund or that there will be liquidity in the trading market. Each Basket Fund is subject to management risk, which is the risk that the Basket Fund's investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. Pursuant to a Basket Fund's investment strategy or otherwise, the investment advisor for a Basket Fund may add, delete or substitute the components held by the Basket Fund it advises. Any of these actions could affect the price of the shares of each Basket Fund and consequently the value of the notes.

- **INFLATION-PROTECTED BONDS TYPICALLY HAVE LOWER YIELDS THAN CONVENTIONAL FIXED-RATE BONDS** — Because of their inflation adjustment feature, inflation-protected bonds typically have lower yields than conventional fixed-rate bonds. For iShares® Barclays TIPS Bond Fund, if inflation is low, the benefit received from the inflation-protected feature of the underlying bonds may not sufficiently compensate you for this reduced yield.

- **THE CORRELATION BETWEEN THE PERFORMANCE OF THE SPDR® GOLD TRUST AND THE PRICE OF GOLD MAY BE IMPERFECT** — A discrepancy may exist between the performance of the SPDR®Gold Trust and the price of gold. In addition, because the shares of the SPDR®Gold Trust are traded on an exchange and are subject to market supply and investor demand, the market value of one share of the SPDR®Gold Trust may differ from the net asset value per share of the SPDR®Gold Trust. Because of the potential discrepancies identified above, the SPDR®Gold Trust return may not correlate with the return on gold over the same period.

- **THE PRICE OF ONE SHARE OF THE SPDR® GOLD TRUST IS LINKED CLOSELY TO THE PRICE OF GOLD, WHICH MAY CHANGE UNPREDICTABLY AND AFFECT THE VALUE OF THE NOTES IN UNFORESEEABLE WAYS** — Investments in notes linked, in part, to the SPDR®Gold Trust, which tracks the price of a single commodity, are considered speculative. The SPDR®Gold Trust attempts to mirror as closely as possible, before fees and expenses, the performance of the price of gold bullion and the value of the underlying shares relate directly to the value of the gold held by the SPDR®Gold Trust. The gold market is generally subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. Gold prices may also be affected by industry factors such as industrial and jewelry demand as well as lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold. Additionally, gold prices may be affected by levels of gold production, production costs and short-term changes in supply and demand due to trading activities in the gold market. It is not possible to predict the aggregate effect of all or any combination of these factors. It is not possible to predict the aggregate effect of all or any combination of these factors.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **THE ANTI-DILUTION PROTECTION FOR THE BASKET FUNDS IS LIMITED** — The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Basket Funds. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Basket Funds. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the Basket on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility of the Basket Components;
  - the time to maturity of the notes;
  - the dividend rate on the equity securities underlying the Basket Index or held by the Equity Funds;
  - interest and yield rates in the market generally as well as in each of the markets of the equity securities held by the Equity Funds;
  - the level of inflation;
  - the occurrence of certain events to any of the Basket Funds that may or may not require an adjustment to the Share Adjustment Factor;
  - a variety of economic, financial, political, geographical, agricultural, meteorological, regulatory or judicial events that affect the equity securities underlying the Basket Index or held by the Equity Funds, the commodity underlying the Commodity Fund, the bonds underlying the bond fund, or stock markets or commodities markets generally;
  - the exchange rate and volatility of the exchange rate between the U.S. Dollar and each of the currencies in which the equity securities held by the Equity Funds trade and the correlation between those rates and the prices of shares of the Equity Funds;
  - the credit worthiness of the governments issuing the bonds held by the Bond Fund, including any actual or anticipated downgrading of credit rating; and
  - our credit worthiness, including actual or anticipated downgrades in our credit ratings.

Sensitivity Analysis — Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 principal amount note for a hypothetical range of performance for the Basket Return from -80% to +80% and assumes a Participation Rate of 125%. **The actual Participation Rate will be determined on the pricing date and will not be less than 125% or greater than 140%.** The following results are based solely on the hypothetical example cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

Ending Basket Level	Basket Return	Basket Return x Participation Rate (125%)	Additional Amount		Principal		Payment at Maturity	Annual Percentage Yield
180.00	80.00%	100.00%	$1,000.00	+	$1,000	=	$2,000.00	14.87%
170.00	70.00%	87.50%	$875.00	+	$1,000	=	$1,875.00	13.40%
160.00	60.00%	75.00%	$750.00	+	$1,000	=	$1,750.00	11.84%
150.00	50.00%	62.50%	$625.00	+	$1,000	=	$1,625.00	10.20%
140.00	40.00%	50.00%	$500.00	+	$1,000	=	$1,500.00	8.45%
130.00	30.00%	37.50%	$375.00	+	$1,000	=	$1,375.00	6.58%
120.00	20.00%	25.00%	$250.00	+	$1,000	=	$1,250.00	4.56%
115.00	15.00%	18.75%	$187.50	+	$1,000	=	$1,187.50	3.50%
110.00	10.00%	12.50%	$125.00	+	$1,000	=	$1,125.00	2.38%
105.00	5.00%	6.25%	$62.50	+	$1,000	=	$1,062.50	1.22%
100.00	**0.00%**	**0.00%**	**$0.00**	**+**	**$1,000**	**=**	**$1,000.00**	**0.00%**
95.00	-5.00%	0.00%	$0.00	+	$1,000	=	$1,000.00	0.00%
90.00	-10.00%	0.00%	$0.00	+	$1,000	=	$1,000.00	0.00%
85.00	-15.00%	0.00%	$0.00	+	$1,000	=	$1,000.00	0.00%
80.00	-20.00%	0.00%	$0.00	+	$1,000	=	$1,000.00	0.00%
70.00	-30.00%	0.00%	$0.00	+	$1,000	=	$1,000.00	0.00%
60.00	-40.00%	0.00%	$0.00	+	$1,000	=	$1,000.00	0.00%
50.00	-50.00%	0.00%	$0.00	+	$1,000	=	$1,000.00	0.00%
40.00	-60.00%	0.00%	$0.00	+	$1,000	=	$1,000.00	0.00%
30.00	-70.00%	0.00%	$0.00	+	$1,000	=	$1,000.00	0.00%
20.00	-80.00%	0.00%	$0.00	+	$1,000	=	$1,000.00	0.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 120.

Because the Ending Basket Level of 120 is greater than the Starting Basket Level of 100, the Additional Amount is equal to $250 and the final payment at maturity is equal to $1,250 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times [(120\text{-}100)/100] \times 125\%) = \$1,250$$

Example 2: The level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 60.

Because the Ending Basket Level of 60 is lower than the Starting Basket Level of 100, the final payment per $1,000 principal amount note at maturity is the principal amount of $1,000.

Principal Protected Notes Linked to a Weighted Basket Consisting of the S&P 500® Index, the iShares® Barclays TIPS Bond Fund, the SPDR® Gold Trust, the iShares® MSCI EAFE Index Fund and the iShares® MSCI Emerging Markets Index Fund

Historical Information

The following graphs show the historical weekly performance of each Basket Component from January 7, 2005 through May 14, 2010 (except the SPDR® Gold Trust graph, which begins with the week ending March 4, 2005). The last graph below shows the weekly performance of the Basket as a whole from March 4, 2005 through May 14, 2010 and assumes the Basket level on March 4, 2005 was 100 and that each Basket Component had the component weightings specified in this term sheet on that date. The closing level of the S&P 500® Index on May 14, 2010 was 1,135.68. The closing price of the iShares® Barclays TIPS Bond Fund on May 14, 2010 was $106.60. The closing price of the iShares® MSCI EAFE Index Fund on May 14, 2010 was $49.99. The closing price of the SPDR® Gold Trust on May 14, 2010 was $120.40. The closing price of the iShares® MSCI Emerging Markets Index Fund on May 14, 2010 was $39.49. We obtained the various index closing level, index fund closing prices and other information below from Bloomberg Financial Markets, and accordingly, make no representation or warranty as to their accuracy or completeness.

The historical prices set forth in the iShares® MSCI EAFE Index Fund and iShares® MSCI Emerging Markets Index Fund graphs and the Basket performance graph below have been adjusted for iShares® EAFE Index Fund and iShares® MSCI Emerging Markets Index Fund 3-for-1 stock splits that went effective on June 9, 2005 and July 24, 2008. The historical levels and prices of each Basket Component and the Basket should not be taken as an indication of future performance, and no assurance can be given as to the closing level or closing price of any Basket Component on the Observation Date. We cannot give you assurance that the performance of the Basket Components will result in the return of more than the principal amount of your notes.













JPMorgan Structured Investments —
TS- 5

Principal Protected Notes Linked to a Weighted Basket Consisting of the S&P 500® Index, the iShares® Barclays TIPS Bond Fund, the SPDR® Gold Trust, the iShares® MSCI EAFE Index Fund and the iShares® MSCI Emerging Markets Index Fund